07020624

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2007 JAN 29 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date January 23, 2007
Contact Martina C. Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

PROCESSED

JAN 31 2007

THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 1/29

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 23, 2007 – According to information provided on January 19, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, Deutsche Bank Group held a total of 20.608 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 285 494 registered shares (2.019 %)
- 2 426 230 Call Options (17.156 %)
- 202 730 Short Put Options (1.433 %)

Group members are:

- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank AG, Singapore Branch
  DBS Building Tower Two
  8 Shenton Way 15-08
  Singapore, 068809
- DWS Investment (Spain) S.G.I.I.C, S.A.
  Paeso de la Castellana 18
  28046 Madrid, Spain
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Rule 12g3-2(b) *File* No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 23, 2007
Contact Martina C. Schuler / Andrea Struller

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M. C. Schuler
Corporate Communications

Enclosure

- **Oerlikon is new Technology Partner of Red Bull Racing**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Swiss high-tech company supports Red Bull Racing with cutting-edge technology

Oerlikon is new Technology Partner of Red Bull Racing

***Salzburg, January 23, 2007* – Swiss industrial high-tech company, OC Oerlikon Corporation AG in Pfäffikon, today announced a comprehensive technology partnership with the Red Bull Racing Formula One team. "Formula One and Red Bull Racing both embody values that Oerlikon also stands for: innovation, speed and passion," says Oerlikon CEO Thomas Limberger. "Oerlikon has an admirable history and an extremely good reputation in the motor sport industry," says Red Bull Racing Team Principal, Christian Horner. "Red Bull Racing is pleased to welcome it as a technology partner and is very much looking forward to the on-track benefits that will inevitably result from a closer relationship between our two organizations."**

For Oerlikon, the partnership with Red Bull Racing provides an ideal platform from which to present the Group's qualities and technologies to a wider public. The technology partnership provides Red Bull immediate access to around 1,500 scientists and engineers who develop innovations of tomorrow. Like no other company, Oerlikon is able to bring into the partnership a comprehensive palette of key technologies that are decisive for Formula One success:

- **Coatings:** Extremely hard coatings boost the performance of motor and transmission components.
- **New ultralight materials:** Technical fibers, such as those made from carbon, in combination with ultralight sandwich construction, save weight and enhance safety.
- **Transmission technology:** The transfer of power from the engine can be further increased to provide more horse power on the track with new concepts.
- **Electronics and information technology:** The miniaturization of electronic components and faster data transmission provide greater intelligence inside the vehicle.
- **Vacuum technology:** Vacuum technology plays an essential role in manufacturing processes, such as production of the chassis.

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 After all, Oerlikon is already an important supplier to Formula One and the automobile industry in general. Oerlikon Graziano Transmission is a worldwide leader in transmission technology for top-of-the-line cars. The technical fibers that are produced on Oerlikon Saurer Textile's machines are used in the chassis, tires, overalls and seat belts. Oerlikon Balzers Coating develops and manufactures extremely hard and ultra-thin coatings which protect components from wear and tear and clearly enhance their useful life. The high power, low fuel consumption, boosted performance yield and indeed entire components – such as the common rail diesel injection system – of modern car engines would be unthinkable without Oerlikon coating. "Red Bull Racing cars will be an ideal technology showcasing platform for us," says Oerlikon CEO Thomas Limberger.

Also very important are technology sectors that have not been previously associated with the Formula One, but which will now find entry here through the partnership between Red Bull Racing and Oerlikon. For example, for years Oerlikon Space has manufactured the nose of Ariane rockets in a special lightweight construction. "Now, together with Red Bull, we will systematically analyze our technology portfolios and launch appropriate projects," say Oerlikon CEO Limberger. The goal is to boost the performance of the Red Bull Racing fireballs even further with new, innovative components.

The car racing industry was quick to discover the opportunities offered by coating technology. Numerous Formula One teams apply Oerlikon coating to coax maximum performance out of their engines, transmissions and other components. "Engine development as we have witnessed it over the past few years would have been more difficult without Oerlikon's coating technology," explains Red Bull Racing team boss, Horner. In 2006, Oerlikon opened two coating centers in Milton Keynes (UK) and in Rochester (USA) dedicated exclusively to motor car racing. "Motor racing is easily the fastest growing market for our coating business," adds Thomas Limberger.

Oerlikon will be linking up with Red Bull for the American NASCAR series, too. New technological developments will be directly put into practice in these high-profile racing series. The North American market with its strong auto industry is a particularly

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

interesting field with enormous development potential. In the words of Thomas Limberger: "With our racing technology research center in Rochester, USA, we are well established locally and can react very swiftly to our customers' requirements."

For further information please contact:
Burkhard Böndel
Corporate Communications
Phone: +41 58 360 96 05
Fax: +41 58 360 91 93
media@oerlikon.com

Britta Roeske
Red Bull Racing
Phone: +44 (0) 1908 279700
britta.roeske@redbullracing.com

Oerlikon – ein weltweit führender High-Tech-Konzern

Oerlikon (SWX: OERL) ist ein führendes Unternehmen im Bereich Dünnschicht-, Vakuum- und Präzisionstechnologie. Basierend auf diesen Kernkompetenzen produziert Oerlikon Fertigungssysteme, Komponenten und Dienstleistungen für High-Tech-Produkte. Oerlikon beschäftigt rund 6 500 Mitarbeiter und erzielte im Geschäftsjahr 2005 einen Umsatz von CHF 1 605 Mio. Neben dem Hauptsitz in Pfäffikon SZ (Schweiz) verfügt Oerlikon über eine globale Infrastruktur mit rund 80 Standorten in 25 Ländern.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 23, 2007
Contact Martina C. Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 23, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated January 19, 2007, on January 15, 2007, said institution held a total of 49.01 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 824 863 registered shares (34.12 %)
- 73 848 550 call options (14.89 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.